Exhibit 99.1

BTQ Technologies to Bring Post-Quantum Security to LINE NEXT's Unifi Wallet Under Commercial Agreement with Kaia DLT Foundation

Three-year agreement marks QSSN's first recurring commercial deployment, with LINE NEXT's Unifi Wallet among the first consumer applications to benefit from chain-level protection on Kaia

  First Recurring Commercial Deployment: Three-year commercial agreement with Kaia DLT Foundation marks QSSN's first recurring deployment, with BTQ receiving a share of transaction fees from QSSN-secured activity and expecting six-figure first-year revenue in USD.

  Consumer-Scale Distribution Through LINE and Kaia: QSSN will be deployed at the infrastructure layer on Kaia, which connects the LINE and Kakao ecosystems representing a potential user base of more than 250 million people across Asia. LINE NEXT's Unifi Wallet is positioned among the first consumer applications to benefit.

  Scalable Transaction-Based Revenue Model: Rather than relying solely on one-time licensing or integration fees, BTQ participates economically in the activity QSSN will protect , creating the potential for revenue to grow alongside stablecoin adoption and transaction volume across Kaia, Unifi and additional wallets, issuers and payment applications.

VANCOUVER, BC, Sept. 30, 2026 /CNW/ -- BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global technology company building the trust infrastructure for the quantum era, today announced that it has signed a three-year commercial agreement (the "Agreement") with Kaia DLT Foundation ("Kaia Foundation") to deploy BTQ's Quantum Secure Stablecoin Network ("QSSN") across the Kaia blockchain ecosystem. Because QSSN will protect stablecoins at the account level on Kaia, LINE NEXT Inc.'s ("LINE NEXT") Unifi Wallet, a consumer stablecoinwallet that holds those assets on Kaia, is positioned to be among the first consumer use cases for QSSN on Kaia.

Under the Agreement, BTQ will receive a portion of transaction fees generated by QSSN-secured activity, creating a recurring, transaction-based revenue stream for the Company. BTQ expects first-year revenue in the six figures (USD), with revenue over the three-year term tied directly to transaction volume.

The Agreement represents QSSN's first recurring commercial deployment and places BTQ's post-quantum security infrastructure within the ecosystem being built by LINE NEXT and Kaia. The significance of the deployment extends beyond the initial revenue contribution: it connects QSSN with established counterparties, consumer-facing products and a potentially significant base of users and transaction activity.

Rather than generating only a one-time licensing or integration fee, QSSN participates economically in the activity it will protect . As adoption, users and transaction volumes grow across LINE NEXT, Kaia and products including Unifi Wallet, BTQ has the opportunity to participate in that growth through its share of transaction fees.

The Agreement therefore establishes both a commercial model and a distribution model for QSSN: post-quantum security deployed at the infrastructure layer, integrated with major ecosystem counterparties and monetized through the transactions generated by the users and applications operating on that infrastructure.

Key Agreement Terms

  Three-year term.
  BTQ receives a portion of transaction fees from QSSN-secured transactions.
  Growth potential tied to transaction volume.
  Chain-level deployment on Kaia, the blockchain behind LINE's Web3 and stablecoin ecosystem, including Unifi Wallet, covering transaction and settlement infrastructure.

"This agreement advances BTQ's strategy of making post-quantum security part of the infrastructure that digital finance runs on," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "For BTQ, the significance is both commercial and strategic. It establishes a recurring revenue model for QSSN and brings our technology into the wallet and settlement infrastructure of a major consumer ecosystem. Working with LINE NEXT and Kaia gives us a commercial foundation to expand into additional wallets, stablecoin issuers, and payment networks, with revenue tied to the activity we secure."

"Kaia was built as settlement infrastructure for stablecoins across Asia, and infrastructure has to be ready for threats that are years away, not just the ones in front of us today," said Sam Seo, Chairman of Kaia DLT Foundation. "Integrating QSSN at the chain level lets us strengthen the security of stablecoin issuance and settlement for every application in the ecosystem at once, rather than asking each one to solve it alone. As KRW, JPY and other local stablecoins come onto Kaia, and as consumer services like Unifi bring them to everyday users, that shared foundation becomes more important, not less."

"Unifi already supports stablecoins from Japan, Indonesia and beyond, and that footprint will keep growing," said Woosuk Kim, Chief Strategy Officer of LINE NEXT. "As more value moves through stablecoins on Kaia, the security of the underlying chain becomes a shared priority for everyone building on it. We expect Kaia's integration of QSSN to give Unifi and its users a stronger, post-quantum-ready foundation for that growth, and we look forward to building on it together."

Distribution Across the Kaia Ecosystem

Kaia Foundation is a party to the Agreement to support deployment at the chain layer. BTQ and Kaia Foundation will introduce quantum-safe security across Kaia's transaction and settlement infrastructure, extending protection to applications built on Kaia, including Unifi Wallet, stablecoin payments, and Mini DApps.

Kaia was formed through the merger of Kakao's Klaytn and LINE Tech Plus's Finschia chains. The resulting Ethereum Virtual Machine (EVM)-compatible blockchain is connected to KakaoTalk and LINE, two of Asia's largest consumer messaging platforms. Together, the platforms represent a potential user base of more than 250 million people across South Korea, Japan, Thailand, Taiwan, Indonesia, and other Asian markets.

Kaia offers one-second block times and throughput of up to 4,000 transactions per second. Native USDT was deployed on Kaia in May 2025, and the ecosystem is exploring KRW- and JPY-backed stablecoin infrastructure as regulatory frameworks develop in Korea and Japan. The Kaia Wave initiative has attracted more than 700 project applications, with a growing set of consumer applications now live within LINE Messenger.

Bringing Post-Quantum Security to LINE NEXT's Unifi Wallet

Unifi is LINE NEXT's non-custodial wallet dedicated to stablecoins and accessible directly within LINE Messenger. It supports wallet creation through social login, deposits, payments, transfers, rewards, fiat conversion, and remittances. Unifi has onboarded stablecoins including USDT, Japan's JPYC, and Indonesia's IDRP, and is working to add stablecoins from around the world. LINE has approximately 196 million to 200 million monthly active users across Asia who can access Kaia-based services directly within the LINE app.

QSSN will protect stablecoins at the account level on Kaia, so USDT, JPYC, IDRP and other Kaia tokens are covered without issuer involvement. Because Unifi users hold those assets on Kaia, adoption can begin at the infrastructure level without changes to the Unifi product, positioning Unifi among the first consumer use cases for QSSN on Kaia.

This distribution footprint gives QSSN access to an ecosystem spanning consumer wallets and the underlying settlement network. Because BTQ's revenue is tied to QSSN-secured transaction activity, the Company can benefit as stablecoin usage grows on Kaia and across applications such as Unifi, and as protection extends to the settlement layer serving the broader ecosystem.

Building a Recurring Revenue Business

The Agreement builds on QSSN's commercial and technical milestones in Korea. BTQ previously announced that QSSN was selected as the core post-quantum cryptography (PQC) security technology provider for a proof-of-concept with Finger Inc. and iM Bank. Developed on the Kaia mainnet, the project is South Korea's first bank-led Korean won stablecoin infrastructure incorporating post-quantum cryptography.

BTQ also announced that Finger joined Danal as an early participant in the QSSN pilot program. These initiatives expand the Company's Korean ecosystem across commercial payments, banking infrastructure, enterprise IT, hardware-rooted security, and regulated digital asset infrastructure.

The Agreement connects these initiatives to a deployment designed to generate revenue from live transaction activity. It gives BTQ a major commercial reference and a model for extending QSSN to additional wallet providers, stablecoin issuers, and payment networks across Asia.

"Post-quantum security needs to be deployed at scale, with economics that support its adoption," said Christopher Tam, President and Head of Innovation at BTQ Technologies. "Linking our revenue to transaction volume aligns BTQ with Kaia: we grow as QSSN-secured activity grows. This agreement advances QSSN from pilots into a recurring revenue model on infrastructure built for consumer-scale use, and gives us a clear basis for working with more wallets, issuers, and settlement networks across the region."

Post-Quantum Security at the Transaction Layer

Digital wallets are becoming a critical gateway for payments, stablecoins, tokenized assets, identity, and blockchain-based consumer applications. As quantum computing advances, the cryptographic assumptions supporting these systems will need to evolve, particularly for long-lived assets, administrative controls, issuer permissions, and transaction authority.

QSSN is designed to help infrastructure providers make this transition without disrupting existing user experiences or operational workflows. By placing post-quantum protection at the transaction and settlement layers, QSSN is intended to extend security across the infrastructure used by multiple applications.

About LINE NEXT Inc.
Based in the United States, LINE NEXT Inc. is focused on growing the global Web3 business. Through building a Web3 ecosystem, LINE NEXT aims to provide new digital experiences and lead the way into the future. For more information, visit https://www.linenextcorp.com/.

About Kaia
Kaia is the foundation where stablecoins become capital. It is an EVM-compatible Layer 1 blockchain built for stablecoin settlement and onchain finance across Asia, enabling remittances, payments, FX, yield, and tokenized assets on a single high-speed network.

With 99.9% uptime since 2019, Kaia brings together the ecosystems of Kakao and LINE, with deep roots across South Korea, Japan, Taiwan, Thailand, Indonesia, and beyond. To support this footprint, Kaia is actively advancing KRW stablecoin initiatives and PoCs with Korea's largest banks, while driving ongoing legislative advocacy to shape institutional adoption across the region.

Powered by native JPYC and a growing roster of local Asian stablecoins, Kaia enables cross-border settlement at scale. Leveraging 1-second finality and gasless transactions, liquidity flows directly into onchain finance, capital markets, and an expanding RWA ecosystem through consumer platforms like LINE.

To ensure the success of its ecosystem, Kaia provides robust business development and dedicated technical support across these key Asian markets, equipping enterprise partners and developers with the on-the-ground resources needed to scale seamlessly.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Information

Certain statements herein may contain "forward-looking statements", "financial outlook", or "forward-looking information" within the meaning of applicable securities laws that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements, financial outlook, or forward-looking information. Such forward-looking statements, financial outlook, or forward-looking information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to the Agreement; the expected revenues and transaction fees associated with the Agreement; benefits from the deployment of QSSN within the LINE NEXT and Kaia ecosystem; NEXT's Unifi Wallet; revenue growth; Kaia; the deployment, operation, implementation, integration and commercialization of QSSN within the Kaia ecosystem and related infrastructure; revenue growth opportunities; additional payment applications, issuers and wallets; growth in adoption, users and transaction volumes across LINE NEXT, Kaia and other products; BTQ and Kaia Foundation's introduction of quantum-safe security across Kaia's transaction and settlement infrastructure; the adoption, use and expansion of Unifi Wallet and other Kaia-based applications, and the anticipated benefits thereof for QSSN deployment and revenue generation; the future adoption, issuance, usage and growth of stablecoins and digital payment infrastructure across the Kaia ecosystem and related markets; and the advancement of quantum computing . Forward-looking statements, financial outlook, or forward-looking information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements, financial outlook, and forward-looking information.

The Company has made numerous assumptions including among other things, continued operation of the Agreement; successful deployment and integration of QSSN; continued operation and growth of Kaia and Unifi Wallet; growth in stablecoin adoption and transaction activity; growth in wallet usage and settlement activity; continued demand for post-quantum security solutions; ability to expand to additional wallets, issuers and payment networks; the performance of counterparties under the agreement; and the continued availability of technical and commercial resources necessary to implement the deployment; assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

To the extent any forward-looking information or statements constitutes a "financial outlook" within the meaning of applicable securities laws, such information is being provided to provide investors with an estimate of the financial impact to BTQ of the Agreement described in this news release and may not be appropriate for other purposes.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements, financial outlook, or forward-looking information herein will prove to be accurate. Forward-looking statements, financial outlook, and forward-looking information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements, financial outlook, or forward-looking information. These factors include risks relating to: risks that the Agreement may not generate the anticipated revenues; risks that transaction volumes may not develop as anticipated; that stablecoin adoption may not occur or may occur more slowly than expected; that QSSN deployment or integration is delayed or unsuccessful; that additional wallets, issuers or payment networks do not adopt QSSN; risks relating to the Kaia ecosystem, LINE NEXT and Unifi Wallet; that counterparties do not perform their obligations under the agreement; risks associated with changes in digital asset, stablecoin or payment regulations; that anticipated commercial, strategic or financial benefits are not realized; the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking statements, financial outlook, or forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.tech; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.tech; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 08:30e 30-SEP-26